EXHIBIT 99.1

First Mining Gold Corp.

Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(Presented in thousands of Canadian dollars unless otherwise noted)

(Unaudited)

FIRST MINING GOLD CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT MARCH 31, 2025 AND DECEMBER 31, 2024

(Unaudited - Presented in thousands of Canadian dollars unless otherwise noted)

	March 31, 2025	December 31, 2024

Assets
Current
Cash and cash equivalents	$10,102	$11,351
Marketable securities (Note 3)	1,630	2,388
Prepaid expenses and other receivables (Note 4)	879	1,320
Total current assets	12,611	15,059

Non-current
Mineral properties (Note 5)	259,219	256,059
Investment in PC Gold Inc. (Note 6)	21,525	21,527
Property and equipment (Note 7)	1,827	1,923
Other assets	264	284
Total non-current assets	282,835	279,793
TOTAL ASSETS	$295,446	$294,852

LLIABILITIES
Current
Accounts payable and accrued liabilities (Note 9)	$1,976	$7,162
Current portion of lease liability	56	46
Flow-through share premium liability (Note 10)	864	977
Provision for environmental remediation (Note 5(b))	1,756	1,756
Option – PC Gold (Note 6)	3,974	3,974
Current portion of other liabilities	486	400
Total current liabilities	9,112	14,315

Non-current
Lease liability	156	175
Provision for environmental remediation (Note 5(b))	1,279	1,279
Pickle Crow reclamation liability (Note 6)	151	151
Silver Stream derivative liability (Note 8)	57,527	34,414
Other liabilities	-	76
Total non-current liabilities	59,113	36,095
TOTAL LIABILITIES	$68,225	$50,410

SHAREHOLDERS’ EQUITY
Share capital (Note 11)	373,745	373,630
Warrant and share-based payment reserve (Note 11)	58,932	57,113
Accumulated other comprehensive loss	(5,474)	(5,406)
Accumulated deficit	(199,982)	(180,895)
Total shareholders’ equity	227,221	244,442
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$295,446	$294,852
Nature of Operations and Going Concern (Note 1) Subsequent Events (Note 16)

The consolidated financial statements were approved by the Board of Directors:
Signed: “Keith Neumeyer”, Director	Signed: “Raymond Polman”, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

1

FIRST MINING GOLD CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

(Unaudited - Presented in thousands of Canadian dollars unless otherwise noted)

	Three months ended March 31,
	2025	2024

OPERATING EXPENSES (Note 12)
General and administration	$1,128	$1,255
Exploration and evaluation	210	221
Investor relations and marketing communications	422	384
Corporate development and due diligence	236	274
Impairment of non-current assets (Note 5(c))	-	11,955
Loss from operational activities	(1,996)	(14,089)

OTHER ITEMS
Interest and other income	(30)	(257)
Gain on sale of marketable securities	(33)	-
Foreign exchange (gain)/loss	(6)	(76)
Other expenses	25	194
Fair value loss on Silver Stream liability (Note 8)	17,246	3,901
Loss before income taxes	$(19,198)	$(17,851)
Deferred income tax recovery	113	167
Equity loss and fair value adjustment of equity accounted investments (Note 6)	(2)	(616)
Net loss for the period	$(19,087)	$(18,300)

OTHER COMPREHENSIVE LOSS
Items that will not be reclassified to net loss:
Fair value loss on marketable securities	(68)	(157)
Other comprehensive loss	(68)	(157)

Net loss and other comprehensive loss for the period	$(19,155)	$(18,457)
Loss per share
Basic and Diluted	$(0.02)	$(0.02)
Weighted average number of shares outstanding
Basic	1,080,236,818	917,781,199
Diluted	1,080,872,358	917,781,199

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

2

FIRST MINING GOLD CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

(Unaudited - Presented in thousands of Canadian dollars unless otherwise noted)

	Three months ended March 31,
	2025	2024

Cash flows from operating activities
Net loss for the period	$(19,087)	$(18,300)
Adjustments for non-cash items:
Share-based payments (Note 11)	541	437
Depreciation	116	120
Gain on sale of marketable securities	(33)	-
Impairment of non-current asset (Note 5 (c))	-	11,955
Fair value adjustment on PSU	(106)	-
Fair value loss on Silver Stream derivative liability (Note 8)	17,246	3,901
Accrued interest receivable	(1)	(52)
Other expenses/(income)	(84)	24
Unrealized foreign exchange loss/(gain)	84	(72)
Deferred income tax recovery	(113)	(167)
Equity loss and fair value adjustment of equity accounted investments	2	616
Operating cash flows before movements in working capital	(1,435)	(1,538)
Net change in non-cash working capital items:
(Increase)/decrease in accounts and other receivables	339	(47)
Decrease in prepaid expenditures	89	45
Decrease in accounts payables and accrued liabilities	(810)	(496)
Total cash used in operating activities	$(1,817)	$(2,036)
Cash flows from investing activities
Mineral property expenditures (Note 5)	(7,107)	(4,170)
Proceeds from sale of marketable securities and investments (Note 3)	723	1,825
Property and equipment purchases	(5)	(43)
Cash expended in acquisition of mineral properties	(100)	(100)
Total cash used in investing activities	$(6,489)	$(2,488)
Cash flows from financing activities
Share issuance cost (Note 11 (b))	-	9
Repayment of lease liability	(9)	(36)
Finance costs paid for lease liability	(5)	(6)
Cash received from Silver Stream	7,155	-
Total cash provided by (used in) financing activities	$7,141	$(33)
Foreign exchange effect on cash	(84)	78
Change in cash and cash equivalents	(1,249)	(4,479)
Cash and cash equivalents, beginning	11,351	12,211
Cash and cash equivalents, ending	$10,102	$7,732
Cash	9,933	5,462
Term deposits	169	2,270
Cash and cash equivalents, ending	$10,102	$7,732

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

3

FIRST MINING GOLD CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

(Unaudited - Presented in thousands of Canadian dollars, except share and per share amounts)

	Number of common shares	Share capital	Warrant reserve	Share-based payment reserve	Accumulated other comprehensive loss	Accumulated deficit	Total

Balance as at December 31, 2023	916,414,375	$354,913	$26,453	$27,170	$(4,561))	$(165,581)	$238,394
Share issuance costs	-	9	-	-	-	-	9
Shares issuance on acquisition of mineral properties and property, plant and equipment (Note 5,7)	1,791,026	273	-	(198)	-	-	75
Settlement of restricted share units	223,334	73	-	(73)	-	-	-
Share-based payments	-	-	-	572	-	-	572
Loss for the period	-	-	-	-	-	(18,300)	(18,300)
Other comprehensive loss	-	-	-	-	(157)	-	(157)
Balance as at March 31, 2024	918,428,735	$355,268	$26,453	$27,471	$(4,718)	$(183,881)	$220,593
Balance as at December 31, 2024	1,079,863,747	$373,630	$28,099	$29,014	$(5,406)	$(180,895)	$244,442
Silver Stream warrant revaluation	-	-	1,287	-	-	-	1,287
PSU assessment for 2022 grant	-	-	-	(180)	-	-	(180)
Settlement of restricted share units	1,078,130	115	-	(115)	-	-	-
Share-based payments	-	-	-	827	-	-	827
Loss for the period	-	-	-	-	-	(19,087)	(19,087)
Other comprehensive loss	-	-	-	-	(68)	-	(68)
Balance as at March 31, 2025	1,080,941,877	$373,745	$29,386	$29,546	$(5,474)	$(199,982)	$227,221

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

4

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

1. NATURE OF OPERATIONS AND GOING CONCERN

First Mining Gold Corp. (the “Company” or “First Mining”) is a public company which is listed on the Toronto Stock Exchange (the “TSX”) under the symbol “FF”, on the OTCQX”) under the symbol “FFMGF”, and on the Frankfurt Stock Exchange under the symbol “FMG”. The Company’s head office and principal address is Suite 2070 - 1188 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4A2.

First Mining was incorporated on April 4, 2005 and changed its name to First Mining Gold Corp. in January 2018.

First Mining is advancing a portfolio of gold projects in Canada, with the most advanced projects being the Springpole Gold Project in northwestern Ontario and the Duparquet Gold Project in the Abitibi region of Québec. First Mining’s portfolio of gold projects in eastern Canada also includes the Cameron project. In addition, the Company holds a 30% interest in PC Gold Inc., the legal entity which holds the Pickle Crow gold project which is being advanced by FireFly Metals Ltd. (“FireFly Metals”), and a 20% direct project interest in the Hope Brook Project.

Going Concern

The Company’s unaudited condensed interim consolidated financial statements (“financial statements”) have been prepared on a going concern basis, which contemplates that the Company will be able to continue its operations for at least twelve months from March 31, 2025 and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  The Company has not generated revenue from operations to date and will require additional financing or outside participation to undertake further advanced exploration of its mineral properties.  Future operations of the Company are dependent upon its ability to raise additional equity financing and maintain sufficient working capital and upon future production or proceeds from the dispositions of its mineral property interests.

As at March 31, 2025, the Company had cash and cash equivalents of $10,102,000 (December 31, 2024 - $11,351,000), working capital of $3,499,000 (December 31, 2024 - $744,000) which is calculated as current assets less current liabilities, and accumulated a deficit of $199,982,000 (December 31, 2024 - $180,895,000).The Company had a working capital balance of $7,473,000 (December 31, 2024 - $4,718,000), excluding the 10% Option on PC Gold with Firefly from current liabilities, as it does not require a cash outlay. An unspent flow-through expenditure of $3,338,000 (December 31, 2024 - $4,197,000) is required to be spent by December 31, 2025. During the three months ended March 31, 2025, the Company incurred a net loss of $19,087,000 (2024 - $18,300,000) and used cash in operating activities of $1,817,000 (2024 - $2,036,000). The Company’s operations to date have been financed by the issuance of common shares, sale of investments, assets, and royalties, and the exercise of stock options. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and liquidate its investments as necessary. There can be no assurance that the Company will be able to continue to secure additional financings in the future, and if they are secured, that they would be on terms that are favourable. This gives rise to a material uncertainty that may raise substantial doubt about the Company’s ability to continue as a going concern.

These financial statements do not give effect to any adjustments to the carrying values of the assets and liabilities, the reported expenses, and the statements of financial position classifications used that would be necessary should the Company be unable to continue as going concern. Such adjustments could be material.

5

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

2. BASIS OF PRESENTATION

These financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) applicable to the preparation of interim financial statements under International Accounting Standard 34 Interim Financial Reporting. These financial statements do not include all disclosures required for annual financial statements. Accordingly, they should be read in conjunction with the Company’s audited financial statements for the years ended December 31, 2024 and 2023.

The financial statements are presented in thousands of Canadian dollars, unless otherwise noted, and tabular amounts are presented in thousands of Canadian dollars. These consolidated financial statements include the accounts of the Company and its subsidiaries. The functional currency of the Company and its subsidiaries is the Canadian dollar.

In preparing the Company’s financial statements for the three months ended March 31, 2025, the Company used the consistent accounting policies, methods of computation and accounting policy judgments and estimates as in the annual consolidated financial statements for the year ended December 31, 2024. Additionally, the areas of estimation uncertainty remain unchanged from those disclosed in the annual consolidated financial statements.

Certain new accounting standards and interpretations have been published that are either applicable in the current year or not mandatory for the current period. We have assessed these standards, including Amendments to IAS 1 - Non-current Liabilities with Covenants, and determined they do not have a material impact on the Company in the current reporting period. In addition, the following standards have been issued by the International Accounting Standards Board (“IASB”) and we are currently assessing the impact on our consolidated financial statements.

•

Amendments to the Classification and Measurement of Financial Instruments (IFRS 9 and IFRS 7) with mandatory application of the standard in annual reporting periods beginning on or after January 1, 2026.

•	IFRS 18 Presentation and Disclosure in Financial Statements with mandatory application of the standard in annual reporting periods beginning on or after January 1, 2027.

No standards have been early adopted in the current period. The Company is still assessing whether any of the new standards are expected to have a material impact on its consolidated financial statements.

The accounts of material subsidiaries are prepared for the same reporting period as the parent company. All subsidiaries apply consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions are eliminated. The following table highlights the Company’s material subsidiaries with their projects:

Name of the subsidiary	Ownership Percentage	Project	Location
Gold Canyon Resources Inc.	100%	Springpole Gold Project (“Springpole”) Birch-Uchi Projects (“Birch-uchi”)	Northwestern Ontario, Canada
Duparquet Gold Mines Inc.	100%	Duparquet Gold Project (“Duparquet”) Central Duparquet (“Duparquet”) Duquesne Gold Project (“Duquesne”) Pitt Gold Project (“Pitt”)	Québec, Canada

These financial statements were approved by the Board of Directors on May 13, 2025.

6

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

3. MARKETABLE SECURITIES

The Company’s marketable securities are classified as FVTOCI and are carried at fair value. The movements in marketable securities during the three months ended March 31, 2025 and year ended December 31, 2024 are summarized as follows:

FVTOCI
Balance as at December 31, 2023	$263
Additions	3,402
Disposals	(432)
Loss recorded in other comprehensive loss	(845)
Balance as at December 31, 2024	$2,388
Disposals	(723)
Gain on sale of marketable securities	33
Fair value loss on marketable securities	(68)
Balance as at March 31, 2025	$1,630

The Company owns securities of publicly traded companies. The investments where the Company does not have significant influence are classified as marketable securities which are designated as FVTOCI.

As at March 31, 2025, the Company held common shares of NexGold Mining Corp., Grid Metals Corp. and Patriot Lithium Limited.

4. PREPAID EXPENSES AND OTHER RECEIVABLES

	March 31, 2025	December 31, 2024
GST and HST receivables	$461	$694
Other receivables	5	111
Prepaid expenses	413	515
	$879	$1,320

7

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

5. MINERAL PROPERTIES

As at March 31, 2025 and December 31, 2024, the Company had the following mineral properties:

	Springpole	Birch-Uchi (Note 5(a))	Duparquet (Note 5(b))	Cameron	Hope Brook (Note 5(c))	Total
Balance as at December 31, 2024	$154,237	$10,446	$55,212	$33,066	$3,098	$256,059
Concessions, taxes and royalties	26	180	46	10	-	262
Salaries and share-based payments	589	(11)	399	27	-	1,004
Drilling, exploration, and technical consulting	48	67	290	1	-	406
Environmental, assaying, and field supplies	984	-	147	1	(1)	1,131
Travel and other expenses	338	-	19	-	-	357
Total Expenditures	$1,985	$236	$901	$39	$(1)	$3,160
Balance as at March 31, 2025	$156,222	$10,682	$56,113	$33,105	$3,097	$259,219

	Springpole	Birch-Uchi (Note 5(a))	Duparquet (Note 5(b))	Cameron	Hope Brook (Note 5(c))	Total
Balance as at December 31, 2023	$138,957	$7,983	$48,594	$32,848	$15,852	$244,234
Acquisition	-	450	-	-	-	450
Concessions, taxes and royalties	375	-	42	23	-	440
Salaries and share-based payments	1,899	775	1,384	124	-	4,182
Drilling, exploration, and technical consulting	1,140	790	1,817	19	-	3,766
Environmental, assaying, and field supplies	10,581	339	1,771	46	1	12,738
Travel and other expenses	1,285	109	176	6	-	1,576
Total Expenditures	$15,280	$2,463	$5,190	$218	$1	$23,152
Tax recovery and option payments received	-	-	(107)	-	(800)	(907)
Impairment	-	-	-	-	(11,955)	(11,955)
Environmental remediation	-	-	1,535	-	-	1,535
Balance as at December 31, 2024	$154,237	$10,446	$55,212	$33,066	$3,098	$256,059

8

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

5. MINERAL PROPERTIES (continued)

The Company has various underlying agreements and commitments with respect to its mineral properties, which define annual or future payments in connection with royalty buy-backs or maintenance of property interests, the most significant of which are discussed below.

a) Birch-Uchi Properties

(i) Swain Lake property option

On April 28, 2021, the Company entered into an earn-in agreement with Whitefish Exploration Inc. (“Whitefish”), which gives First Mining the option to earn up to a 100% interest in Whitefish’s Swain Lake project (“Swain Lake”) in northwestern Ontario in two stages over a period of five years. First Mining may earn a 70% interest in Swain Lake by making cash payments totaling $200,000 and share payments totaling $425,000, and by incurring at least $500,000 worth of expenditures on the Swain Lake Property during the first three years of the earn-in term. Upon completing the first stage of the earn-in, First Mining will hold a 70% interest in the Swain Lake Property and will have an additional period of two years within which to acquire the remaining 30% interest in the Swain Lake Property by paying $1,000,000 in cash and issuing First Mining common shares with a fair value of $1,000,000 to Whitefish.

On April 5, 2024, the Company and Whitefish agreed to amend the earn-in agreement to amend the future cash and share payment requirements by issuing First Mining common shares with a fair value of $155,000 (based on market price at the time of issuance) to Whitefish on or before the third anniversary of the Closing Date of the original agreement. In Q2 2024, the Company issued 978,130 common shares valued at $155,000, under the terms of the amended earn-in agreement. As a result, the Company completed its 3-year option agreement with Whitefish Exploration Inc. on the Swain Lake property, and 70% ownership of the property, which comprises 82 mining claims over an area of 1,656 hectares, was transferred to First Mining.

(ii) Vixen properties acquisition

On September 15, 2021, the Company entered into a three-year option agreement with ALX Resources Corp. (“ALX”) pursuant to which First Mining may earn up to a 100% interest in ALX’s Vixen North, Vixen South and Vixen West properties (the “Vixen Properties”) in northwestern Ontario in two stages over a period of five years. First Mining may earn a 70% interest in the Vixen Properties by making cash payments totalling $550,000 and share payments totalling $400,000 to ALX during the initial three-year option term, and by incurring at least $500,000 worth of expenditures on the property during the initial three-year option term.

On September 15, 2023, the Company and ALX agreed to amend the option agreement for the first stage of the earn-in to issue common shares instead of cash payment for future anniversary payments as follows:

•	On or before the second anniversary of the Closing Date, the Company is to issue to ALX common shares of the Company’s shares with a fair value of $175,000 (issued);
•	On or before the third anniversary of the Closing Date, the Company is to issue to ALX commons shares of the Company’s shares with a fair value of $175,000 (issued);
•	On or before the fourth anniversary of the Closing Date, the Company is to issue to ALX common shares of the Company’s shares with a fair value of $100,000;
•	On or before the fifth anniversary of the Closing Date, the Company to incur and fund expenditures on the property of not less than $500,000.

Pursuant to the amended agreement, on September 12, 2024 the Company issued 1,290,045 common shares with a fair value of $175,000. As at March 31, 2025, the Company has made payments of $350,000 in cash and issued common shares with a fair value of $550,000.

9

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

5. MINERAL PROPERTIES (continued)

(iii) Birch Lake properties acquisition

On October 11, 2021, the Company entered into an earn-in agreement with Pelangio Exploration Inc. (“Pelangio”) pursuant to which First Mining may earn up to an 80% interest in Pelangio’s Birch Lake properties (the “Birch Lake Properties”) in two stages over a period of six years. First Mining may earn a 51% interest in the Birch Lake Properties by making cash payments totaling $350,000 and issuing in aggregate 1,300,000 First Mining common shares and by incurring at least $1,750,000 worth of expenditures on the Birch Lake Properties during the first four years of the earn-in term. Upon completing the first stage of the earn-in, First Mining will hold a 51% interest in the Birch Lake Properties and will have an additional period of two years to acquire a further 29% interest in the Birch Lake Properties by paying $400,000 to Pelangio in cash or issuing First Mining common shares, at First Mining’s sole discretion, and by incurring an additional $1,750,000 worth of expenditures on the Birch Lake Properties.

On October 12, 2023, the Company and Pelangio agreed to amend the earn-in agreement to amend the future cash and share payment requirements to have an additional period of 3 years to complete the first stage of the earn-in. Pursuant to the amended agreement, the Company paid $10,000 in cash and issued 250,000 common shares during the three months ended December 31, 2023. On October 11, 2024, the Company made a cash payment of $10,000 and issued 250,000 common shares to Pelangio on the first anniversary of the Closing Date of the amended earn-in agreement for Birch Lake properties. The agreement gives the Company the right to earn, through Gold Canyon, up to an 80% interest in Pelangio’s Birch Lake and Birch Lake West properties. As at March 31, 2025, the Company has made payments of $120,000 in cash and issued common shares with a fair value of $187,500 (December 31, 2024 - $187,500).

On January 13, 2023, a subsidiary of the Company acquired the net assets of a private company associated with Birch Lake and Casummit Lake properties for a total consideration of $600,000 cash and 3,500,000 of First Mining common shares. $100,000 was paid prior to December 31, 2022, $100,000 cash was paid on closing, with the remaining cash to be paid as follows:

■	$100,000 cash payable on the first anniversary of the Closing Date (paid).
■	$100,000 cash payable on the second anniversary of the Closing Date (paid).
■	$200,000 cash payable on the third anniversary of the Closing Date.

On closing, 2,000,000 common shares were issued and the remaining shares will be issued as follows:

■	500,000 issued in January 2024, the first anniversary of the Closing Date.
■	1,000,000 common shares will be issued on the earlier of the third anniversary of closing and the date of a positive decision regarding the environmental assessment of the Springpole properties.

(iv) Stargazer properties acquisition

On October 29, 2021, the Company entered into a three year earn-in agreement with a private individual pursuant to which First Mining may earn a 100% interest in the Stargazer concession and other properties (“Stargazer Properties”) in northwestern Ontario by making cash and share payments of $250,000 to the private individual during the term of the option, and by incurring at least $350,000 worth of expenditures on the Stargazer Properties during the three-year option term.

On November 5, 2023, the Company entered into an amended agreement to amend the original terms of cash and share payments of $250,000 to $236,000 and the Company is to incur $300,000 worth of expenditures instead of $350,000. The remaining share payments will be issued as follows:

10

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

5. MINERAL PROPERTIES (continued)

•	No option payment is to be made following the second and third anniversary dates of the closing date of the agreement;
•	On the fourth anniversary of the Closing Date, the Company is to issue common shares with a fair value of $25,000;
•	On the fifth anniversary of the Closing Date, the Company is to issue common shares with a fair value of $25,000;
•	On the sixth anniversary of the Closing Date, the Company is to issue common shares with a fair value of $50,000;
•	On the seventh anniversary of the Closing Date, the Company is to issue common shares with a fair value of $100,000.

As at March 31, 2025, the Company has made payments of $24,000 in cash and issued common shares with a fair value of $12,000.

b) Duparquet Project

As at March 31, 2025, the Company’s provision for environmental remediation activities is $3,000,000 (December 31, 2024 - $3,000,000). The environmental remediation includes site preparation, construction of a storage area, construction of an access road, excavation and transportation of mining material, and site restoration and rehabilitation of the storage area. The Company has been working with the Ministry of Environment, the Fight Against Climate Change, Wildlife and Parks (“MELCCFP”) and submitted a permit to begin start work in 2025. The environmental remediation estimate is based on the current work plan. The final environmental remediation cost may vary depending on feedback received from MELCCFP and the execution of the work.

c) Hope Brook Project

On June 8, 2021, the Company announced it had closed a definitive earn-in agreement with Big Ridge Gold Corp. whereby Big Ridge could earn up to an 80% interest in First Mining’s Hope Brook Gold Project located in Newfoundland, Canada. In accordance with the agreement, upon closing First Mining nominated one member to the Board of Directors of Big Ridge and received $500,000 and 11,500,000 shares of Big Ridge which were credited against the Hope Brook project mineral property balance. On September 13, 2022, Big Ridge completed Stage 1 of the earn-in requirements. On March 21, 2024, the Company and Big Ridge amended the earn-in agreement by removing the requirement for Big Ridge to incur an additional $10,000,000 in expenditures on the Hope Brook Gold Project in order to facilitate the Company’s liquidation of its investment position in Big Ridge and generate additional capital. On March 28, 2024, Big Ridge exercised Stage 2 of the amended earn-in requirement by issuing the Company 10,000,000 Big Ridge common shares (initial recognition - $800,000), decreasing the Company’s ownership percentage in the Hope Brook Project from 49% to 20% and reducing the pre-impairment carrying value by $800,000. The Company tested the recoverable amount of the retained project interest; using a market approach to determine the estimated fair value, an impairment loss of $11,955,000 was recognized during the period ended March 31, 2024.

6. INVESTMENT IN PC GOLD INC.

Pursuant to a definitive Earn-in agreement (“Earn-in”) the Company and FireFly Metals executed on March 12, 2020, comprised of two stages, on June 9, 2021, the Company announced completion of the Stage 1 earn-in and accordingly FireFly Metals obtained a 51% ownership of the PC Gold legal entity. First Mining received the scheduled 100,000,000 FireFly Metals shares and executed the joint venture shareholders agreement. Following the completion of the Stage 1 earn-in by FireFly Metals, the Company’s percentage ownership of its former subsidiary, PC Gold, was reduced from 100% to 49%, which led to a loss of control and the resulting deconsolidation of PC Gold Inc. from First Mining’s financial statements.

11

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

6. INVESTMENT IN PC GOLD INC. (continued)

First Mining determined that its then 49% investment in the common shares of PC Gold gave it significant influence over PC Gold, requiring PC Gold to be recorded in First Mining’s financial statements using the equity method of accounting as an investment in associate. Upon the completion of the Stage 2 earn-in by FireFly Metals in August 2021, the Company’s percentage ownership reduced from 49% to 30%.

The initial recognition of the investment in an associate was accounted for based on an estimated fair value using a market approach to value Pickle Crow’s inferred resources on a per unit of metal basis derived from comparable gold project transactions. As at March 31, 2025, the Company owns a 30% interest in PC Gold Inc. and maintains significant influence, which requires the investment to be accounted for using equity accounting.

As at March 31, 2025, the carrying value of the investment in PC Gold Inc. was $21,525,000 (December 31, 2024 - $21,527,000).

The subsequent equity accounting for PC Gold is based on audited results that is publicly available information for the year-ended June 30, 2024, and on the unaudited nine-month period ended March 31, 2025.

As at March 31, 2025, the Company has recorded an option liability of $3,974,000 (December 31, 2024 - $3,974,000), which represents the additional net dilution that would result from FireFly Metals completing its additional 10% equity interest in PC Gold Inc. Following receipt of $3,000,000 under this option, First Mining’s ownership would reduce to 20%. The FireFly Metals Earn-In Agreement requires First Mining to contribute its pro-rata share of environmental reclamation funding, which was 30% as at March 31, 2025.

As at March 31, 2025, the Company has recorded a liability for reclamation funding of $151,000 (December 31, 2024 - $151,000) which is in line with FireFly Metals’ estimate of the environmental reclamation provision.

7. PROPERTY AND EQUIPMENT

On April 28, 2023, the Company acquired real and personal property for $800,000 in cash and 1,000,000 common shares of the Company from a private company and individual on the following payment terms:

■	$200,000 cash payable on the closing date and issue 1,000,000 shares (paid).
■	$300,000 cash payable on or before the first anniversary of the closing date (paid).
■	$300,000 cash payable on or before the second anniversary of the closing date.

8. SILVER STREAM DERIVATIVE LIABILITY

a) Silver Purchase Agreement Overview and Consideration Received

On June 10, 2020, the Company entered into a silver purchase agreement (the “Silver Purchase Agreement”) with First Majestic Silver Corp. (“First Majestic”), which closed on July 2, 2020. Under the terms of the Silver Purchase Agreement, First Majestic agreed to pay First Mining total consideration of US$22.5 million (approx. $30.6 million as at the closing date), in three tranches, for the right to purchase 50% of the payable silver produced from the Springpole Gold Project over the life of the project (the “Silver Stream”) and also received 30 million common share purchase warrants of First Mining (subsequently adjusted to 32 million common share purchase warrants in accordance with the terms of the Silver Purchase Agreement). Each share purchase warrant entitles First Majestic to purchase one common share of First Mining at an exercise price of $0.40 for a period of five years (subsequently re-priced to $0.374 in accordance with the terms of the Silver Purchase Agreement). The fair value of warrants is determined using Black-Scholes option pricing model.

12

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

8. SILVER STREAM DERIVATIVE LIABILITY (continued)

First Mining has the right to repurchase 50% of the Silver Stream for US$22.5 million (approximately C$32.3 million as at March 31, 2025) at any time prior to the commencement of production at Springpole (the “Buy-Back Right”). A Monte Carlo simulation was performed to evaluate the buy-back option under the Silver Stream agreement.

Per the Silver Purchase Agreement, First Majestic paid US$10 million ($13.7 million) to First Mining on the July 2, 2020, closing date, with US$2.5 million ($3.3 million) paid in cash and the remaining US$7.5 million ($10.4 million) paid in 805,698 common shares of First Majestic (“Tranche 1”).

Upon announcement of the Pre-Feasibility Study on March 4, 2021, First Mining received US$7.5 million ($9.8 million) from First Majestic, with US$3.75 million ($4.8 million) paid in cash and the remaining US$3.75 million ($5.0 million) paid in 287,300 common shares of First Majestic (“Tranche 2”). The final tranche (“Tranche 3”) of US$5.0 million ($6.5 million) is payable by First Majestic upon First Mining receiving approval of a federal or provincial environmental assessment for the Springpole Gold Project, which is to be paid half in cash and half in shares of First Majestic. Please refer to the details of the amending agreement below.

The Silver Stream has an initial term of 40 years from July 2, 2020. The term is automatically extended by successive 10-year periods as long as the life of mine continues for the Springpole Gold Project. If, upon expiration of the term of the Silver Purchase Agreement, the Company has not sold to First Majestic an amount of silver sufficient to reduce the Advance Payment to nil, then a refund of the uncredited balance, without interest shall be due and owing by the Company to First Majestic.

The silver delivered to First Majestic may be sourced from the Springpole Gold Project, or the Company may substitute any required refined silver with refined silver from a source other than the Springpole Gold Project, with the exception of silver purchased on a commodity exchange.

On March 28, 2025, the Company received the final payment of US$5 million ($7.2 million) from First Majestic in connection with the Silver Stream. The parties entered into an amending agreement to the Silver Purchase Agreement on March 13, 2025 (“Amending Agreement”) to amend the terms of the final payment due from First Majestic under the Silver Purchase Agreement (the “Tranche 3 Payment”). Under the Amending Agreement, the Tranche 3 payment would be made earlier than originally scheduled and would consist of US$5 million in cash, with no requirement for the completion of the environmental assessment.

As consideration for amending the terms of the Tranche 3 payment, the Company has amended the terms of the common share purchase warrants (the “Warrants”) that were issued to First Majestic on July 2, 2020 under the terms of the Silver Purchase Agreement. The 32,050,228 Warrants that were issued to First Majestic had an exercise price of $0.374 per Warrant and were set to expire on July 2, 2025. The Company has revised the exercise price of the Warrants to $0.20 and extended the expiry date of the Warrants to March 31, 2028. Pursuant to the terms of the amended Warrants, the Company can accelerate the expiry date of the Warrants if the closing price of the Company’s common shares on the TSX equals or exceeds $0.30 for 45 consecutive trading days, to the date which is 30 days following the dissemination of a news release announcing the acceleration. As a result, the fair value of the Warrants, amounting to $1.3 million, was recognized in the statements of changes in equity, with the fair value determined using Black-Scholes option pricing model. All other terms of the Warrants remain unchanged.

b) Silver Stream Derivative Liability Fair Value

The Company has determined that the Silver Stream is a standalone derivative measured at FVTPL. The estimated fair value of the Silver Stream derivative liability is determined using a discounted cash flow model which incorporates a Monte Carlo simulation, with the following key input assumptions: 1) Observable assumptions including implied volatility of COMEX silver, COMEX silver future curve, silver spot price, USD risk-free rate, USD/CAD foreign exchange rates, and share price of the Company, and 2) Unobservable assumptions including the Company’s credit spread, historical volatility of the warrant and payable silver quantities. The fair value of the Silver Stream derivative liability is a Level 3 measurement.

13

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

8. SILVER STREAM DERIVATIVE LIABILITY (continued)

The fair value of the Silver Stream derivative liability is valued using a Monte-Carlo simulation, with gains or losses recorded in the statement of net loss and comprehensive loss. As at March 31, 2025, the fair value of the Silver Stream derivative liability is US$40,016,000 ($57,527,000). The fair value of the Silver Stream derivative liability as at December 31, 2024 was US$23,917,000 ($34,414,000), which is comprised of the Silver Stream obligation fair value of US$27,706,000 ($39,867,000) less the Advance Payment receivable fair value of US$3,789,000 ($5,453,000).

	March 31, 2025	December 31, 2024
Balance, beginning of the period	$(34,414)	$(34,295)
Portion of payment received allocated to Silver Stream	(5,867)	-
Change in fair value	(17,246)	(119)
Balance, end of the period	$(57,527)	$(34,414)

9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31, 2025	December 31, 2024
Accounts payable	$818	$4,739
Accrued liabilities	1,158	2,423
Total	$1,976	$7,162

10. FLOW-THROUGH SHARE PREMIUM LIABILITY

The following is a continuity schedule of the liability portion of the Company’s flow-through share issuances:

	June 23, 2023	June 14, 2024	Total
Balance, December 31, 2023	$1,225	$-	$1,225
Liability incurred for flow-through share issued	-	1,799	1,799
Settlement of flow-through share premium liability upon incurring eligible expenditures	(1,225)	(822)	(2,047)
Balance, December 31, 2024	$-	$977	$977
Settlement of flow-through share premium liability upon incurring eligible expenditures	-	(113)	(113)
Balance, March 31, 2025	$-	$864	$864

As at March 31, 2025, the Company had $3,338,000 (December 31, 2024 - $4,197,000) of unspent flow-through expenditure commitments, which is required to be spent by December 31, 2025.

14

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

11. SHARE CAPITAL

a) Authorized

Unlimited number of common shares with no par value.

Unlimited number of preferred shares with no par value.

b) Issued and Fully Paid

Common shares as at March 31, 2025: 1,080,941,877 (December 31, 2024 - 1,079,863,747).

Preferred shares as at March 31, 2025: nil (December 31, 2024 - nil).

c) Warrants

The movements in warrants during the three months ended March 31, 2025 and year ended December 31, 2024 are summarized as follows (see Note 8):

	Number	Weighted average exercise price
Balance as at December 31, 2023	84,639,987	$0.27
Warrants issued	57,046,753	0.20
Balance as at December 31, 2024	141,686,740	$0.24
Balance as at March 31, 2025	141,686,740	$0.20

The following table summarizes information about warrants outstanding as at March 31, 2025:

Exercise price	Number of warrants outstanding	Weighted average exercise price	Weighted average remaining life (years)
$0.200	132,427,481	$0.20	2.35
$0.270	9,259,259	$0.27	1.22
	141,686,740	$0.20	2.27

d) Stock Options

The Company has adopted a stock option plan that allows for the granting of stock options to Directors, Officers, employees and certain consultants of the Company for up to 10% of the Company’s issued and outstanding common shares. Stock options granted under the plan may be subject to vesting provisions as determined by the Board of Directors.

The movements in stock options during the three months ended March 31, 2025 and year ended December 31, 2024 are summarized as follows:

	Number	Weighted average exercise price
Balance as at December 31, 2023	45,060,000	$0.28
Options granted	26,907,500	0.12
Options expired	(11,500,000)	0.33
Options forfeited	(2,000,000)	0.17
Balance as at December 31, 2024	58,467,500	$0.20
Options granted	17,800,000	0.13
Options expired	(2,500,000)	0.25
Balance as at March 31, 2025	73,767,500	$0.18

15

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

11. SHARE CAPITAL (continued)

The following table summarizes information about the stock options outstanding as at March 31, 2025:

	Options Outstanding			Options Exercisable
Exercise price	Number of options	Weighted average exercise price	Weighted average remaining life (years)	Number of options	Weighted average exercise price	Weighted average remaining life (years)
0.10 - 0.18	44,282,500	$0.12	4.27	24,305,625	$0.12	4.04
0.185 - 0.25	13,710,000	$0.19	2.82	13,710,000	$0.19	2.82
0.26 - 0.50	15,775,000	$0.33	1.42	15,775,000	$0.33	1.42
	73,767,500	$0.18	3.39	53,790,625	$0.20	2.96

During the three months ended March 31, 2025, there were 17,800,000 (year ended December 31, 2024 - 26,607,500) stock options granted with an aggregate fair value at the date of grant of $1,111,862 (year ended December 31, 2024 - $1,500,715). As at March 31, 2025, 19,977,000 (year ended December 31, 2024 - 23,760,625) stock options remain unvested with an aggregate grant date fair value of $1,209,575 (December 31, 2024 - $1,503,560).

Certain stock options granted were directly attributable to exploration and evaluation expenditures on mineral properties and were therefore capitalized to mineral properties. In addition, certain stock options were subject to vesting provisions. These two factors result in differences between the aggregate fair value of stock options granted and total share-based payments expensed during the periods.

For the three months ended March 31, 2025, share-based payments expense is comprised of stock options for $504,767, restricted share units (“RSUs”) for $176,187, deferred share units (“DSUs”) for $21,237, and performance share units (“PSUs”) for $125,290, which are classified within the financial statements as follows:

	For the three months ended March 31,
Statements of Net Loss:	2025	2024
General and administration	$334	$210
Exploration and evaluation	14	14
Investor relations and marketing communications	41	90
Corporate development and due diligence	46	123
Subtotal	$435	$437
Statements of Financial Position:
Mineral Properties	392	135
Total	$827	$572

The grant date fair value of the stock options granted in the period has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

16

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

11. SHARE CAPITAL (continued)

	For the three months ended March 31,	For the year ended December 31,
	2025	2024
Risk-free interest rate	2.81%	3.50%
Share price at grant date	$0.125	$0.12
Exercise price	$0.125	$0.12
Expected life	5.00 years	5.00 years
Expected volatility (1)	57.78%	57.20%
Forfeiture rate	7.10%	7.50%
Expected dividend yield	Nil	Nil

(1)	The computation of expected volatility was based on the Company’s historical price volatility, over a period which approximates the expected life of the option.

e) Restricted Share Units

During the three months ended March 31, 2025, the Company granted 7,756,956 (year ended December 31,2024 - 8,422,115) RSUs under its share-based compensation plan to the Company’s executive officers and management as part of the Company’s long-term incentive plan (“LTIP”). Unless otherwise stated, the awards typically have a graded vesting schedule over a three-year period and will be settled in equity upon vesting.

During the three months ended March 31, 2025, the Company issued 1,078,130 (2024 - 223,334) common shares pursuant to the exercise of RSUs for an aggregate settlement value of $114,686 (2024 - $73,090).

The associated compensation cost, which is based on the underlying share price on the date of grant, is recorded as share-based payments expense against share-based payment reserve.

The following table summarizes the changes in RSU’s for the three months ended March 31, 2025 and year ended December 31, 2024:

	Number	Weighted average fair value
Balance as at December 31, 2023	3,613,715	$0.20
RSUs granted	8,422,115	0.11
RSUs settled	(1,094,168)	0.25
RSUs forfeited	(1,261,213)	0.18
Balance as at December 31, 2024	9,680,449	$0.12
RSUs granted	7,756,956	0.11
RSUs settled	(1,078,130)	0.11
Balance as at March 31, 2025	16,359,275	$0.12

f) Deferred Share Units

During the three months ended March 31, 2025, the Company granted 400,000 (year ended December 31, 2024 - 400,000) DSUs under its share-based compensation plan to a director as part of the Company’s LTIP. DSUs have a graded vesting schedule over an 18-month period and will be settled in equity upon vesting.

17

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

11. SHARE CAPITAL (continued)

The associated compensation cost, which is based on the underlying share price on the date of grant, is recorded as share-based payments expense against share-based payment reserve.

	Number	Weighted average fair value
Balance as at December 31, 2023	1,109,000	$0.25
DSUs granted	400,000	0.11
Balance as at December 31, 2024	1,509,000	$0.21
DSUs granted	400,000	0.13
Balance as at March 31, 2025	1,909,000	$0.19

g) Performance Share Units

During the three months ended March 31, 2025, the Company granted 3,600,000 (year ended December 31, 2024 - 5,650,000) PSUs under the Plan to certain executives as part of the Company’s LTIP. The amount of shares ultimately to be issued will vary from a factor of 0 to 2 based on the number of PSUs granted, depending on the Company’s share performance as compared to the share performance of a selected group of peer companies.

The estimated value of the PSUs is determined at the grant date using a Monte Carlo simulation model. The model is based on several assumptions, including the share price volatility of the Company’s stock, as well as the volatility of the selected group of peer companies and the correlation of returns between the peer group and the Company.

The following table summarizes the changes in PSUs for the three months ended March 31, 2025 and year ended December 31, 2024:

	Number	Weighted average fair value
Balance as at December 31, 2023	6,813,000	$0.23
PSUs granted	5,650,000	0.09
PSU forfeited	(1,997,000)	0.22
Balance as at December 31, 2024	10,466,000	$0.16
PSUs granted	3,600,000	0.13
Balance as at March 31, 2025	14,066,000	$0.15

Prior to vesting, the Company's PSUs are subject to a market-based performance condition, measured by the Company's relative total shareholder return performance against a defined peer group over a three-year period. Accordingly, the PSUs issued during the year ended December 31, 2022, which vested during the three months ended March 31, 2025, were evaluated against the performance condition. Following this evaluation, the number of PSUs that ultimately vested was lower than estimated at initial recognition, resulting in a reversal of $180,000 of previously recognized expense.

18

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

12. OPERATING EXPENSES

Operating expenses by nature, which map to the Company’s functional operating expense categories presented in the consolidated statements of net loss and comprehensive loss, are as follows:

	For the three months ended March 31, 2025
	General and administration	Exploration and evaluation	Investor relations and marketing communications	Corporate development and due diligence	Total
Administrative and office	$104	$72	$10	$1	$187
Consultants	91	6	-	9	106
Depreciation (non-cash)	34	82	-	-	116
Directors’ fees	75	-	-	-	75
Marketing and conferences	-	1	181	2	184
Professional fees	129	-	-	-	129
Salaries	234	34	170	159	597
Share-based payments (non-cash) (Note 11)	334	14	41	46	435
Transfer agent and filing fees	115	-	13	-	128
Travel and accommodation	12	1	7	19	39
Loss from operational activities	$1,128	$210	$422	$236	$1,996

	For the three months ended March 31, 2024
	General and administration	Exploration and evaluation	Investor relations and marketing communications	Corporate development and due diligence	Total
Administrative and office	$36	$62	$5	$1	$104
Consultants	55	6	-	114	175
Depreciation (non-cash)	43	77	-	-	120
Directors’ fees	74	-	-	-	74
Marketing and conferences	-	3	177	-	180
Professional fees	(5)	-	-	-	(5)
Salaries	694	58	93	27	872
Share-based payments (non-cash) (Note 11)	210	14	90	123	437
Transfer agent and filing fees	137	-	-	-	137
Travel and accommodation	11	1	19	9	40
Operating expenses total	$1,255	$221	$384	$274	$2,134
Impairment of non-current asset (non-cash)	-	-	-	-	11,955
Loss from operational activities	$1,255	$221	$384	$274	$14,089

13. SEGMENT INFORMATION

The Company operates in a single reportable operating segment, being the acquisition, exploration, development and strategic disposition of its North American mineral properties. All of the Company’s non-current assets as at March 31, 2025 and December 31, 2024 are located in Canada.

19

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

14. RELATED PARTY TRANSACTIONS

The Company’s related parties consist of the key management personnel, Company’s Directors and Officers.

Key management of the Company consists of the members of the Board of Directors, Officers and Vice Presidents of the Company. The compensation paid or payable to key management for services during the three months ended March 31, 2025 and 2024 is as follows:

	For the three months ended March 31,
Service or Item:	2025	2024
Directors’ fees	$75	$74
Salaries and consultants’ fees	602	476
Share-based payments (non-cash)	567	308
Total	$1,244	$858

15. FAIR VALUE

Fair values have been determined for measurement and/or disclosure requirements based on the methods below.

The Company characterizes fair value measurements using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

•	Level 1 fair value measurements are quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
•	Level 3 fair value measurements are those derived from valuation techniques that include significant inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of cash and cash equivalents, marketable securities, prepaid expenses and other receivables, and accounts payable, accrued and other liabilities approximated their fair values because of the short-term nature of these financial instruments. These financial instruments are financial assets and liabilities at amortized cost.

The carrying value of marketable securities is based on the quoted market prices of the shares as at March 31, 2025 and was therefore considered to be Level 1.

As the FireFly Metals Earn‐In Agreement provides FireFly Metals the right to earn an interest in PC Gold Inc., rather than a direct interest in the Pickle Crow project, FireFly Metals’ option to acquire PC Gold shares is a financial liability of First Mining. As a derivative, the Pickle Crow project option liability is classified as financial liability at FVTPL. The carrying value of the Option is not based on observable market data and therefore is considered to be Level 3.

The fair value of the Pickle Crow project option liability as at December 31, 2024, was determined by reference to the portion of the estimated fair value of PC Gold Inc. to be given up by the Company with the option for FireFly Metals to earn an additional 10%, net of $3,000,000 proceeds to be received on exercise.

20

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

15. FAIR VALUE (continued)

The Silver Stream was determined to be a derivative liability, which is classified as a financial liability at FVTPL. The carrying value of the derivative liability was not based on observable market data and involved complex valuation methods and was therefore considered to be Level 3. Changes in key valuation assumptions, including commodity prices and discount rates, could result in significant fluctuations in the fair value of the liability. The loss on the Silver Stream derivative was due to a 13% increase in volatility, a 16% increase in the forward curve, and a 15% increase in the spot rate as at March 31, 2025, compared to December 31, 2024.

The following table presents the Company’s fair value hierarchy for financial assets and liabilities that are measured at fair value:

	March 31, 2025				December 31, 2024
		Fair value measurement				Fair value measurement
	Carrying value	Level 1	Level 2	Level 3	Carrying value	Level 1	Level 2	Level 3
Financial assets:
Marketable Securities (Note 3)	$1,630	$1,630	$-	$-	$2,388	$2,388	$-	$-
Financial liabilities:
Silver Stream derivative liability (Note 8)	$57,527	$-	$-	$57,527	$34,414	$-	$-	$34,414
Option – PC Gold (Note 6)	$3,974	$-	$-	$3,974	$3,974	$-	$-	$3,974

16. SUBSEQUENT EVENTS

Subsequent to March 31, 2025, the Company issued 455,000 common shares pursuant to the exercise of PSUs, for an aggregate settlement value of $59,000, and 116,666 common shares upon the exercise of RSUs, for an aggregate settlement value of $15,000.

21